CHINA GREEN AGRICULTURE, INC.
300 Walnut Street, Suite 245, Des Moines, Iowa 50309

January 23, 2015

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop: 3561

Washington, D.C. 20549

Attention: Melissa Raminpour, Branch Chief

Re:	China Green Agriculture, Inc. Form 10-K for the Fiscal Year Ended June 30, 2014 Filed September 15, 2014 File No. 001-34260

Dear Ms. Raminpour:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated January 12, 2015 (the “Comment Letter”) to the Company, with respect to the Company’s subject filing. As our counsel Elizabeth Chen from Pryor Cashman LLP discussed with one of the Staff Ms. Heather Clark over the phone call yesterday afternoon, we hereby submit this written extension request. We expect to respond to the Comment Letter by Friday, February 13, 2015.

Please feel free to contact me or Elizabeth Chen, Esq. at 212-326-0199 or via fax at 212-798-6366, in case you have any further comments or questions in this regard.

Sincerely,

/s/ Ken Ren
Ken Ren
Chief Financial Officer